DB

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19007706

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-66246 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 980
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kakareka (312)-254-5907

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

| 455 N. Cityfront Plaza Dr., Ste 1500 | Chicago | IL | 60611 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing

MAR 01 2019

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Company, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

G. Cook Jordan Jr.
Signature

Managing Principal
Title

Denise Robinson
Notary Public

DENISE L ROBINSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Oct 29, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JORDAN, KNAUFF & COMPANY
## (A LIMITED LIABILITY COMPANY)
## YEAR ENDED DECEMBER 31, 2018

## JORDAN, KNAUFF & COMPANY
## (A LIMITED LIABILITY COMPANY)
## YEAR ENDED DECEMBER 31, 2018

### CONTENTS

## Report of Independent Registered Public Accounting Firm

Members
Jordan, Knauff & Company

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company) as of December 31, 2018, the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

**Auditors' Report on Supplemental Information**

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption) (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

We have served as Jordan, Knauff & Company's auditor since 2004.

Chicago, IL
February 28, 2019

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**STATEMENT OF FINANCIAL CONDITION**

| **December 31, 2018** | |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash and cash equivalents | $ 189,306 |
| Accounts receivable | 93,185 |
| Prepaid expenses | 22,446 |
| Total current assets | 304,937 |
| Property and equipment: | |
| Furniture and equipment | 266,625 |
| Leasehold improvements | 82,180 |
| | 348,805 |
| Less accumulated depreciation | 277,603 |
| Property and equipment, net | 71,202 |
| Other asset: | |
| Artwork | 9,550 |
| **Total assets** | $ 385,689 |

*See notes to financial statements.*

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**STATEMENT OF FINANCIAL CONDITION (CONTINUED)**

| **December 31, 2018** | |
|---|---|
| **LIABILITIES AND MEMBERS' CAPITAL** | |
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 88,971 |
| Deferred rent | 793 |
| Total current liabilities | 89,764 |
| Long term liabilities: | |
| Notes payable, members | 300,000 |
| Total liabilities | 389,764 |
| **MEMBERS' CAPITAL (DEFICIT)** | (4,075) |
| **Total liabilities and members' capital** | $ 385,689 |

*See notes to financial statements.*

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**STATEMENT OF OPERATIONS**

| **Year ended December 31, 2018** | |
|---|---|
| **Revenue:** | |
| Investment banking fees: | |
| Advisory fees | $ 175,726 |
| Success fees | 662,188 |
| Management fees | 78,000 |
| Expense reimbursement | 63,805 |
| Interest | 89 |
| Total revenue | 979,808 |
| **Operating expenses:** | |
| Salaries | 422,433 |
| Payroll taxes | 37,939 |
| Accounting fees | 78,963 |
| Deal support - consultants | 102,958 |
| Depreciation | 20,734 |
| Dues and subscriptions | 12,235 |
| Guaranteed payments to member | 190,000 |
| Insurance - other | 8,288 |
| Legal and professional | 7,232 |
| Marketing and advertising | 62,681 |
| Medical insurance | 71,158 |
| Miscellaneous | 50,492 |
| Occupancy | 165,297 |
| Office supplies | 14,981 |
| Outsourced administration | 31,783 |
| Printing and reproduction | 21,848 |
| Telecommunications | 20,384 |
| Travel and entertainment | 85,009 |
| Total operating expenses | 1,404,415 |
| **Operating loss** | (424,607) |
| **Other expense:** | |
| Interest expense | (41,873) |
| **Net loss** | $ (466,480) |

*See notes to financial statements.*

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**STATEMENT OF CHANGES IN MEMBERS' CAPITAL**

| Year ended December 31, 2018 | | |
|---|---|---|
| Members' capital: | | |
| Balance, beginning of year as restated | $ | 318,405 |
| Capital contribution | | 144,000 |
| Net loss | | (466,480) |
| **Balance, end of year** | $ | (4,075) |

*See notes to financial statements.*

## JORDAN, KNAUFF & COMPANY
## (A LIMITED LIABILITY COMPANY)
### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| **Year ended December 31, 2018** | | |
|---|---|---|
| Notes payable, members: | | |
| Balance, beginning of year | $ | 300,000 |
| Increase/(decrease) in subordinated notes | | - |
| **Balance, end of year** | **$** | **300,000** |

*See notes to financial statements.*

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**STATEMENT OF CASH FLOWS**

| **Year ended December 31, 2018** | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (466,480) |
| Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities: | |
| Depreciation | 20,734 |
| Amortization | 62 |
| Deferred rent | 255 |
| (Increase) decrease in operating assets: | |
| Accounts receivable | 15,904 |
| Prepaid expenses | (2,355) |
| Increase in operating liabilities: | |
| Accounts payable and accrued expenses | 25,230 |
| Net cash and cash equivalents used in operating activities | (406,650) |
| Cash flows from investing activities: | |
| Purchase of furniture and equipment | (14,330) |
| Net cash and cash equivalents used in investing activities | (14,330) |
| Decrease in cash and cash equivalents | (420,980) |
| Cash and cash equivalents, beginning of year | 610,286 |
| **Cash and cash equivalents, end of year** | $ 189,306 |
| Supplemental disclosure of non-cash investing and financing activities: | |
| Capital contribution through forgiveness of accrued interest payable to member | $ 144,000 |

*See notes to financial statements.*

## 1. Nature of business and summary of significant accounting policies

### Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

## 1. Nature of business and summary of significant accounting policies (continued)

**Accounting estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Revenue recognition:**

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606 (ASC 606), to supersede nearly all existing revenue recognition guidance under accounting principals generally accepted in the United States. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. Initial application of ASC 606 was applied to all contracts the date of adoption. The adoption did not have a material impact on timing or amounts of our revenue recognition but impacted the disclosures within the notes to the financial statements.

*Investment banking*:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

## 1. Nature of business and summary of significant accounting policies (continued)

**Revenue recognition (continued):**

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized in the period in which the performance occurs.

*Management fees:*
The Company has an agreement to provide management services to an affiliate. Under the terms of the agreement, the Company provides management and advisory services. Revenue is recognized over time as services are simultaneously provided and consumed by the customer.

At December 31, 2018, all contact liabilities were immaterial. All revenue recognized during the year ended December 31, 2018 is related to contracts with customers. Receivables due from customers totaled $65,250 and $82,250 as of December 31, 2018 and 2017, respectively.

**Accounts receivable:**

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earning and a credit to a valuation allowance. Accounts receivable at December 31, 2018 are expected to be fully collected. At December 31, 2018, one client accounted for 74% of total accounts receivable.

**Property and equipment and related depreciation and amortization:**

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

## 1. Nature of business and summary of significant accounting policies (continued)

**Deferred rent:**

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. The Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

**Income taxes:**

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

## 2. Notes payable, members

The Company's unsecured and subordinated notes payable totaled $300,000 for the year ended December 31, 2018. The notes are due on November 30, 2021 with interest at 12% (Note 3).

Interest expense was $36,000 for the year ended December 31, 2018. Accrued interest of $72,000 is included in accounts payable and accrued expenses at December 31, 2018. Accrued interest of $144,000 was contributed to capital on December 31, 2018 and is included in members' capital.

## 3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $300,000 in borrowings subordinated to claims of general creditors at December 31, 2018, which consist of subordinated loans from members maturing on November 31, 2021 (see Note 2).

Subordinated shareholder borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## 3. Liabilities subordinated to claims of general creditors and secured demand notes receivable (continued)

No interest was paid to members in the year ended December 31, 2018.

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

## 4. Office lease

The Company leased office space in downtown Chicago under an operating lease which was extended during the year ended December 31, 2018. The lease requires a 3% base rent increases on June 1, 2019. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes.

Rent expense for the year ended December 31, 2018 was $90,446.

The future minimum base rent payments are as follows:

| Year ending December 31: | Amount |
|---|---|
| 2019 | $ 92,890 |
| 2020 | 39,176 |
| **Total** | $ 132,066 |

## 5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $95,756, which was $90,756 in excess of its required net capital of $5,000. At December 31, 2018, the Company's net capital ratio was .17 to 1.

## 6. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2018, cash in excess of these limits totaled $272,075. Management believes that the Company is not exposed to any significant credit risk on cash.

## 7. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2018.

## 8. Related party transactions

The Company has an agreement, effective April 1, 2016, to provide management, administration and advisory services to an affiliate. This agreement calls for fixed monthly payments plus additional contingent fees. Under the agreement, fees from the affiliate totaled $78,000 for the year ended December 31, 2018 and amounts due from the affiliate totaled $39,000 at December 31, 2018. These amounts are included in management fees and accounts receivable, respectively. The Company also provided investment banking services for this affiliate. Investment banking fees from the affiliate totaled $146,563 at December 31, 2018. This amount is included in investment banking fees. Additionally, expenses reimbursed from affiliate totaled $57,527 for the year ended December 31, 2018 and are included in expense reimbursement revenue. Total fees from this customer represent 29% of total revenues for the year ended December 31, 2018.

The Company provided investment banking services for a client in which one of the managing members has a minority investment interest. Fees from this client totaled $446,125 for the year ended December 31, 2018 and account for 46% of total revenues for the year ended December 31, 2018. This amount is included in investment banking fees. Amounts due from the client total $6,250 as of December 31, 2018.

## 9. Prior period adjustment

Members' capital as of the beginning of the year has been restated due to the inclusion of a success fee earned from one client as of December 31, 2017. The correction of the error has increased beginning members' capital and decreased current year revenues as of December 31, 2018 by $4,500.

| | |
|---|---|
| Members' capital, beginning of year, as previously reported | $ 313,905 |
| Success fee earned in 2017 | 4,500 |
| Members' capital, beginning of year, as restated | $ 318,405 |

## 10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2018, the financial statement date, through February 28, 2019, the date the financial statements were issued.

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**

| **December 31, 2018** | | |
|---|---|---|
| Total members' capital (deficiency) | | $ (4,075) |
| Additions: | | |
| Liabilities subordinated to claims of general creditors | | 300,000 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts receivable | $ 93,185 | |
| Property and equipment, net | 71,202 | |
| Prepaid expenses | 22,446 | |
| | 9,550 | 196,383 |
| Net capital before haircut | | 99,542 |
| Haircut on money market fund | | (3,786) |
| Net capital | | 95,756 |
| Minimum net capital requirement | | 5,000 |
| Excess net capital | | $ 90,756 |
| Aggregate indebtedness: | | |
| Accounts payable | | $ 16,973 |
| Ratio of aggregate indebtedness to net capital | | .17 to 1 |

**JORDAN, KNAUFF & COMPANY**
**(A LIMITED LIABILITY COMPANY)**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**YEAR ENDED DECEMBER 31, 2018**

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ORBA®
Accounting | Tax | Advisory

**Report of Independent Registered Public Accounting Firm**

Members
Jordan, Knauff & Company

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption), in which (1) Jordan, Knauff & Company (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2019



NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

ORBA®
Accounting | Tax | Advisory

**Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures**

Members
Jordan, Knauff & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Jordan, Knauff & Company (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2019

**JORDAN KNAUFF & CO**
**EXEMPTION REPORT**
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- JORDAN KNAUFF & CO is a broker/dealer registered with the SEC and FINRA.

- JORDAN KNAUFF & CO claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018

- JORDAN KNAUFF & CO is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- JORDAN KNAUFF & CO has met the identified exemption provisions throughout the fiscal year ended December 31, 2018 without exception.

- JORDAN KNAUFF & CO has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Cook Jordan

Date: 2-28-19